UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Mothers Work, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

619903107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 596,759
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 596,759
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 619903107

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 596,759
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 596,759
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 619903107

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 619903107

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 619903107

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 681,382
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 681,382
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 619903107

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,738[1]
	8	SHARED VOTING POWER - 0 -[2]
	9	SOLE DISPOSITIVE POWER 1,738[1]
	10	SHARED DISPOSITIVE POWER - 0 -[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[2]
14	TYPE OF REPORTING PERSON IN

1   Shares granted to Mr. Ajdler on March 11, 2008, pursuant to the Issuer’s 2005 Equity Incentive Plan (the “Plan”).  Under the Plan, such shares shall vest one year from the date of grant.

2   See Item 5.

CUSIP NO. 619903107

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

On March 10, 2008, Arnaud Ajdler (“Mr. Ajdler”) was appointed to the Issuer’s board of directors and is hereby being added as a Reporting Person to the Schedule 13D.  The principal occupation of Mr. Ajdler is serving as Managing Director of Crescendo Partners.  The principal business address of Mr. Ajdler is c/o Crescendo Partners, L.P., 825 Third Avenue, 40th Floor, New York, New York 10022.  Mr. Ajdler is a citizen of Belgium.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 681,382 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $11,315,390.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The 1,738 shares held by Mr. Ajdler were granted on March 11, 2008 in connection with his appointment as a non-employee director of the Issuer pursuant to the Issuer’s 2005 Equity Incentive Plan.

Item 4 is hereby amended to add the following:

Effective as of March 10, 2008, the Issuer’s Board of Directors has appointed Arnaud Ajdler, a managing director of Crescendo Partners, as a member of the Issuer’s Board of Directors.  In connection with Mr. Ajdler’s appointment as a director, the Issuer, on the one hand, and Crescendo Partners II, Crescendo Investments II, Crescendo Partners III and Crescendo Investments III (collectively, the “Crescendo Parties”), on the other hand, have entered into a confidentiality letter agreement dated March 10, 2008 (the “Confidentiality Letter Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Confidentiality Letter Agreement, the Crescendo Parties agreed to keep confidential all Company Information (as defined therein) and not to disclose any of the Company Information unless the Company gives its prior consent to disclosure of such information.  The Crescendo Parties also agreed that if and only as long as Mr. Ajdler or any other Representative (as defined therein) of the Crescendo Parties is a member of the Issuer’s Board, neither the Crescendo Parties nor any of their affiliates will (a) take any action that would result in a Triggering Event, as defined in the Amended and Restated Rights Agreement, dated as of October 9, 2005, between the Issuer and StockTrans, Inc.; (b) seek to inspect, by demand, legal proceeding, or otherwise, for any purpose, the Issuer’s books and records or otherwise seek to exercise any rights under Section 220 of the Delaware General Corporation Law; (c) propose that any action be taken by the stockholders of the Issuer; (d) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A of the Exchange Act) to vote or seek to advise or influence any person or entity with respect to the voting of any securities of the Issuer; or (e) enter into any discussions, negotiations, arrangements or understandings with or advise, assist or encourage any third party with respect to any of the actions discussed in the foregoing clauses (a) through (d).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 6,066,598 Shares outstanding, which is the total number of Shares reported to be outstanding as of January 31, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 8, 2008.

CUSIP NO. 619903107

As of the close of business on March 11, 2008, Crescendo Partners II beneficially owned 596,759 Shares, constituting approximately 9.8% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 596,759 Shares owned by Crescendo Partners II, constituting approximately 9.8% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 596,759 Shares owned by Crescendo Partners II, constituting approximately 9.8% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 596,759 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on March 11, 2008, Crescendo Partners III beneficially owned 84,623 Shares, constituting approximately 1.4% of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 84,623 Shares owned by Crescendo Partners II, constituting approximately 1.4% of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 84,623 Shares owned by Crescendo Partners III, constituting approximately 1.4% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 84,623 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

As of the close of business on March 11, 2008, Mr. Ajdler held 1,738 shares of restricted stock granted to Mr. Ajdler upon his appointment as a non-employee director of the Issuer pursuant to the Issuer’s 2005 Equity Incentive Plan.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 596,759 Shares owned by Crescendo Partners II and the 84,623 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  Unless otherwise noted, all of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On March 10, 2008, the Reporting Persons and the Issuer entered into a Confidentiality Letter Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 13, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1
Confidentiality Letter Agreement by and between Mothers Work, Inc., on the one hand and each of Crescendo Partners II, L.P., Series K, Crescendo Investments II, LLC, Crescendo Partners III, L.P. and Crescendo Investments III, LLC, dated March 10, 2008.

Exhibit 99.2
The Joint Filing Agreement by and among Crescendo Partners II, L.P., Series K, Crescendo Investments II, LLC, Crescendo Partners III, L.P. and Crescendo Investments III, LLC, Eric Rosenfeld and Arnaud Ajdler, dated March 13, 2008.

CUSIP NO. 619903107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008	CRESCENDO PARTNERS II, L.P., SERIES K

	By:	Crescendo Investments II, LLC
General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 619903107

SCHEDULE A

Transactions in the Shares Since Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

CRESCENDO PARTNERS II, L.P., SERIES K
3,000	15.0000	01/17/2008

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

ARNAUD AJDLER
1,738[1]	--	03/10/2008

1   Shares granted to Mr. Ajdler on March 11, 2008, pursuant to the Issuer’s 2005 Equity Incentive Plan (the “Plan”).  Under the Plan, such shares shall vest one year from the date of grant.